Response Biomedical Engages Haywood Securities Inc.
To Broker Proposed $1.5 Million Private Placement

Vancouver, British Columbia, November 15, 2004 – Response Biomedical Corp. (TSX-V: RBM), is announcing that it has engaged Haywood Securities Inc. in connection with a proposed best efforts brokered private placement of up to 1,875,000 Units at a price $0.80 per Unit, each Unit consisting of one common share and one-half of one non-transferable common share purchase warrant. Each whole warrant shall entitle the holder thereof to purchase one common share of the Company at a price of $1.15 per share for a period of 24 months from the closing date of the private placement.

“In anticipation of additional working capital needs, the proceeds of the proposed financing will be used to continue enhancing our sales, scaling-up manufacturing capacity to meet near-term demand for our current product lines, and expediting new product development opportunities to broaden the RAMP product portfolio,” says Bill Radvak, President and CEO.

The completion of the offering will be subject to certain conditions of closing, including receipt of all necessary regulatory approvals and the execution of a definitive agency agreement.

About Response Biomedical:
Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its RAMP System for clinical and environmental applications. RAMP represents a new paradigm in diagnostic testing by providing reliable information in minutes, anywhere, every time. The RAMP System consists of a portable fluorescent Reader and single-use, disposable Test Cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP tests are commercially available for the early detection of heart attack, environmental detection of West Nile virus, and biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. The Company has achieved CE Mark and its Quality Management System is registered to ISO 13485: 1996 and ISO 9000: 2000.

Response Biomedical is a publicly traded company, listed on the TSX Venture Exchange under the trading symbol “RBM”. For further information, please visit the Company’s website at www.responsebio.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. The statements made in this press release may contain certain forward-looking statements that involve a number of risks and uncertainties. Actual events or results may differ from the Company’s expectations.

Contact:
Don Bradley	Brian Korb
Director, Corporate Communications	Senior Associate
Response Biomedical Corp.	The Trout Group LLC
Tel (604) 681- 4101 ext. 202	Tel: (212) 477-9007 ext. 23
Email: dbradley@responsebio.com	Email: bkorb@troutgroup.com